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                                                                       EXHIBIT 3


     BENNETT MANAGEMENT CORPORATION
     2 STAMFORD PLAZA -- SUITE 1501
     281 TRESSER BOULEVARD
     STAMFORD, CT 06901
     TELEPHONE:  (203) 353-3101
     FAX:  (203) 353-3113


     May 18, 2006

To:  Board of Directors
     Kaiser Group Holdings, Inc.

c/o  Mr. Douglas W. McMinn,
     Chief Executive Officer
     Kaiser Group Holdings, Inc.
     9300 Lee Highway
     Fairfax, VA 22031

Gentlemen:

None of you has replied to my letter dated April 23, 2006. My firm was, however, contacted by Michael Tennenbaum regarding the letter. Michael apparently takes the position that, since he and his sons control over 40% of Kaiser's shares, he (and not the board) is entitled to set policy for Kaiser. Michael indicated that he intends to ensure that Kaiser will in fact, turn itself into an investing vehicle and that he will personally 'vet' any acquisition made by Kaiser. This was a surprise to me, since Kaiser's only direct public disclosure on this point is to the effect that Kaiser's board is merely considering this possible radical change in strategic direction.

Could you please clarify, for my benefit and the benefit of all other shareholders,

- whether the directors of Kaiser have delegated or otherwise ceded control over the company's strategic direction to Mr. Tennenbaum;

- whether a decision has in fact been made to begin investing in other businesses; and

- if and when a decision has been taken to fundamentally change Kaiser's strategic direction, what the board plans to do to ensure that the shareholders who do not subscribe to this change receive fair value for their shares.

We believe an alternative for minority shareholders is required. An independent committee of the board should hire an outside advisor, and establish the fair value of the company. Given yesterday's 8-K filing re the Nova Hut matter, there are few unknowns, and the company's assets are largely cash, so this is an easy exercise to complete. We believe the fair market value of


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Kaiser exceeds $40 per share (book value at March 31, 2006 was $43.96/sh, not adjusted for the Nova Hut decision.) Using this valuation, Kaiser should then make a tender offer for all shares, factoring in a change of control premium. The cost of the tender can be easily financed by the cash on Kaiser's balance sheet.

Any shareholder would then have the choice of i) taking cash, or ii) investing in Tennenbaum's new strategic plan.

Sincerely,


/s/ John V. Koerber
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John V. Koerber
Managing Director,
Bennett Management Corporation